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                                                                      EXHIBIT 12

                 HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                  (All dollar amounts are stated in millions.)

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Year ended December 31                               1994         1993             1992            1991             1990
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
Income from  continuing operations                $  256.4        $220.4       $  239.5         $  156.7         $  230.6
Income taxes                                         103.6         107.4           92.3             32.5             94.2
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Fixed charges:
  Interest expense (1)                               656.6         532.9          665.8            930.6            994.8
  Interest portion of rentals (2)                      8.6           4.9            9.5             12.5             12.6
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Total fixed charges                                  665.2         537.8          675.3            943.1          1,007.4
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Total earnings as defined                         $1,025.2        $865.6       $1,007.1         $1,132.3         $1,332.2
=========================================================================================================================
Ratio of earnings to fixed charges                    1.54          1.61           1.49             1.20             1.32
=========================================================================================================================
Preferred stock dividends (3)                      $  10.1        $ 12.9       $   14.2         $   13.7         $   14.9
=========================================================================================================================
Ratio of earnings to combined fixed charges
  and preferred stock dividends                       1.52          1.57           1.46             1.18             1.30
=========================================================================================================================

(1) On December 15, 1989, the Company transferred all the issued and outstanding stock of its wholly owned subsidiary, Household Financial Corporation Limited, its Canadian operations, to a subsidiary of Household International, Inc., the parent of the Company.

       The ratio calculation for all years excludes the net income (loss), income taxes, and fixed charges of the Canadian operations.

(2) For financial statement purposes, interest expense includes income earned on temporary investment of excess funds (resulting from over-subscriptions of commercial paper), gains (losses) on purchases of sinking fund debentures, and interest earned on advances to parent company and affiliates.

(3) Represents one-third of rentals which approximates the portion representing interest.

(4) Preferred stock dividends are grossed up to their pre-tax equivalents based on effective tax rates of 28.8, 32.8, 27.8, 17.2 and 29.0 percent for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively.